SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                                  Comarco, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    200080109
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                    (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 12, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Partners, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  350,538

8        SHARED VOTING POWER
                  0

9. SOLE DISPOSITIVE POWER
                  350,538

10. SHARED DISPOSITIVE POWER
                  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  350,538

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.7%

14. TYPE OF REPORTING PERSON*
                  OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Andrew Sole

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
                  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
                  88,115

8   SHARED VOTING POWER
                  0

9. SOLE DISPOSITIVE POWER
                  88,115

10. SHARED DISPOSITIVE POWER
                  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  88,115

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.2%

14. TYPE OF REPORTING PERSON*
                  IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Joseph S. Criscione IRA

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
                  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
                  35,000

8  SHARED VOTING POWER
                  17,163

9. SOLE DISPOSITIVE POWER
                  35,000

10. SHARED DISPOSITIVE POWER
                  17,163

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  52,163

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.7%

14. TYPE OF REPORTING PERSON*
                  IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Anne E. Lauridsen IRA

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
                  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
                  15,000

8  SHARED VOTING POWER
                  37,163

9. SOLE DISPOSITIVE POWER
                  15,000

10. SHARED DISPOSITIVE POWER
                  37,163

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  52,163

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.7%

14. TYPE OF REPORTING PERSON*
                  IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Comarco, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (defined below) as of January 13, 2006 and amends and supplements the Schedule 13D filed on October 24, 2005 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:

         Esopus Creek Partners, LLC ("Esopus")
         Andrew Sole ("Mr. Sole")
         Joseph S. Criscione IRA ("JSC IRA")
         Ann E. Lauridsen IRA (AEL IRA")


ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Esopus in making its purchases of the shares of Common Stock beneficially owned by it is set forth below:

Working Capital                                                 $2,430,297


The source and amount of funds used by Mr. Sole in making its purchases of the shares of Common Stock beneficially owned by him is set forth below:

Personal Funds                                                  $645,520


The source and amount of funds used by the JSC IRA in making its purchases of the shares of Common Stock beneficially owned by Mr. Criscione is set forth below:

Personal Funds                                                  $246,050


The source and amount of funds used by the AEL IRA in making its purchases of the shares of Common Stock beneficially owned by Ms. Lauridsen is set forth below:

Personal Funds                                                  $105,450


The source and amount of funds used by each of Mr. Criscione and Ms. Lauridsen in making purchases of the shares of Common Stock beneficially owned by them in a joint account is set forth below:

Personal Funds                                                  $18,188

ITEM 4.  Purpose of Transaction.

     Each of the Reporting Persons acquired the Common Stock beneficially owned by each in the ordinary course of its, his or her, as applicable, securities trading activities.

     Depending upon market conditions and other factors that each may deem material, each of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that each now beneficially owns or may hereafter acquire.

     On January 12, 2006, during a conference with Issuer's management, Esopus suggested that the Issuer redeem the Issuer's preferred stock rights plan adopted in February 2003. The Reporting Persons may in the future have additional discussions with or send correspondence to the Issuer's management, Board of Directors and/or financial advisors, as well as third parties, regarding certain significant corporate actions of the Issuer.

     The Reporting Persons reserve the right to formulate other plans or proposals to maximize shareholder value and to take actions in furtherance of any such proposals such as seeking the adoption of shareholder proposals and/or board representation.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Esopus beneficially owns 350,538 shares of Common Stock, constituting 4.7% of all of the outstanding shares of Common Stock.

     Mr. Sole beneficially owns an aggregate of 88,115 shares of Common Stock, constituting 1.2% of all of the outstanding shares of Common Stock.

     Mr. Criscione beneficially owns an aggregate of 52,163 shares of Common Stock, constituting 0.7% of all of the outstanding shares of Common Stock.

     Ms. Lauridsen beneficially owns an aggregate of 52,163 shares of Common Stock, constituting 0.7% of all of the outstanding shares of Common Stock.

     Collectively, the Reporting Persons beneficially own 490,816 shares of Common Stock constituting 6.6% of all of the outstanding shares of Common Stock.

     (b) Esopus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Mr. Sole has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him personally.

     Mr. Criscione has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 35,000 shares of Common Stock beneficially owned by him personally.

     Ms. Lauridsen has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 15,000 shares of Common Stock beneficially owned by her personally.

     Mr. Criscione and Ms. Lauridsen have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,163 shares of Common Stock beneficially owned by them in a joint account.

     (c) The following transactions were effected by Mr. Sole during the past sixty (60) days:

                                         Approx. Price per
                     Amount of Shs.      Share (excl. of
Date      Security   Bought (Sold)       commissions)
----      --------   ---------------     -------------------

12/06/05  Common        5,000                $ 8.85
12/12/05  Common       (4,000)               $ 9.25

     All of the above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Esopus has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Esopus.

     No person other than Mr. Sole has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

         No person other than Mr. Criscione has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him personally.

     No person other than Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by her personally.

     No person other than Mr. Criscione or Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them in a joint account.

     (e) Not applicable.


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 13, 2006

         ESOPUS CREEK PARTNERS, LLC


         By: /s/ Andrew Sole, Managing Member
             --------------------------------
                 Andrew Sole, Managing Member


         /s/ Andrew Sole
         ----------------------------------
             Andrew Sole


         /s/ Joseph S. Criscione
         ----------------------------------
             Joseph S. Criscione


         /s/ Ann E. Lauridsen
         ----------------------------------
             Ann E. Lauridsen